UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41181

Yoshitsu Co., Ltd

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Results of Yoshitsu Co., Ltd’s Adjourned Meeting of the 18th Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders

On September 26, 2024, Yoshitsu Co., Ltd (the “Company”) held the adjourned meeting of its 18th annual general meeting of shareholders (the “Adjourned Meeting”) on 5th Floor, Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan, at 11:00 a.m. local time. At the Adjourned Meeting, the Company presented to the shareholders of the Company its updated business report for the 18th fiscal year (from April 1, 2023 to March 31, 2024), including the financial statements and the audit report of the financial statements by the accounting auditors and the board of statutory auditors.

On the same date, the Company held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) of the Company on 5th Floor, Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan, at 2:00 p.m. local time.

The Extraordinary Meeting was held with a quorum present, and the agenda items were resolved by the shareholders of the Company in accordance with the Companies Act of Japan and the Company’s Articles of Association as follows:

1.	The shareholders approved the change of the Company’s name from Yoshitsu Co., Ltd to Tokyo Lifestyle Co., Ltd.; and
2.	The shareholders approved the appointment of Sakurazaka Audit Corporation as the Company’s accounting auditor.

The Company is taking actions to effect the change of its name, including notifying the U.S. Securities and Exchange Commission and the Nasdaq, and will make further disclosures once the contemplated change takes effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: October 17, 2024	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

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